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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing

JAN 03 2020

Washington, DC

SEC FILE NUMBER
8-038164

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/2018 AND ENDING 10/31/2019
                                                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **American Investors Group, Inc.**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

10400 Yellow Circle Drive, Ste. 102

(No. and Street)

Minnetonka	Minnesota	55343
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WIPFLi, LLP

(Name – *if individual, state last, first, middle name*)

8665 Hudson Blvd North	St. Paul	MN	55042
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Scott J. Marquis _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Investors Group, Inc. _____, as of October 31 _____, 20 19 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

DANIEL S PETERSON
Notary Public
State of Minnesota
My Commission Expires
January 31, 2021

_____
Signature

Chief Financial & Operating Officer
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [✓] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMERICAN INVESTORS GROUP, INC.

Minnetonka, Minnesota

Statement of Financial Condition

Including Report of Independent Registered Public Accounting Firm

As of October 31, 2019

AMERICAN INVESTORS GROUP, INC.

CONTENTS

	Page
Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition	
Statement of Financial Condition	2-3
Notes to Statement of Financial Condition	4-9

WIPFLi.

Report of Independent Registered Public Accounting Firm

Board of Directors
American Investors Group, Inc.
Minnetonka, Minnesota

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of American Investors Group, Inc. as of October 31, 2019, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of American Investors Group, Inc. as of October 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of American Investors Group, Inc.'s management. Our responsibility is to express an opinion on American Investors Group, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to American Investors Group, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Wipfli LLP

Wipfli LLP
We have served as American Investors Group, Inc.'s auditor since 2019.
St. Paul, Minnesota
December 27, 2019

AMERICAN INVESTORS GROUP, INC.

Statement of Financial Condition

ASSETS		As of October 31, 2019
Cash and cash equivalents	$	142,417
Investments		253,846
Prepaid expenses		3,590
Office furniture and equipment, net of accumulated depreciation of $392,259		58,334
Total assets	$	458,187

Notes to Statement of Financial Condition are an integral part of this Statement.

AMERICAN INVESTORS GROUP, INC.

Statement of Financial Condition

LIABILITIES AND STOCKHOLDER'S EQUITY	As of October 31, 2019
Liabilities	
Equipment lease	$ 46,088
Unearned income	9,751
Accrued commissions	1,726
Total liabilities	57,565
Stockholder's Equity	
Common stock, Class B, voting, no par value:	
Authorized, 2,000 shares, issued and outstanding, 940 shares	940
Additional paid-in capital	429,840
Accumulated deficit	(30,158)
Total stockholder's equity	400,622
Total liabilities and stockholder's equity	$ 458,187

Notes to Statement of Financial Condition are an integral part of this Statement.

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

American Investors Group, Inc. (the Company) is a general securities broker-dealer which primarily underwrites bonds for not-for-profit religious institutions throughout the United States. The Company's major source of income is underwriting fees earned from the issuance of church bonds.

The Company's Class B stock is owned 100 percent by Apostle Holdings Corp. and the Company is a wholly-owned subsidiary of Apostle Holdings Corp.

Security Transactions

In accordance with recognized industry practice, customers' securities transactions are recorded on a settlement date basis, generally the third business day following the transaction date. Securities transactions of the Company are recorded on a trade date basis.

Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company's customers and correspondent clearing activities involve the execution and settlement of customers' securities transactions. These activities may result in off-balance-sheet credit risk in the event the customers are unable to fulfill their contracted obligations. Customer securities transactions are generally transacted on a cash basis. Should the customers be unable to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customers' obligations. As discussed above, customers' securities transactions are recorded on a settlement date basis (generally the third business day after the date a transaction is executed) in accordance with industry practice. The risk of loss associated with transactions executed but not yet settled is similar to settled transactions in that it relates to customers' and brokers' inability to meet the terms of their contracts.

Accounting Estimates

Management uses estimates and assumptions in preparing this statement of financial condition in accordance with accounting principles generally accepted in the United States of America. The Company considers the valuation of certain investments as a significant estimate. Those estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

AMERICAN INVESTORS GROUP, INC.

Notes to Statement of Financial Condition
As of October 31, 2019

Cash and Cash Equivalents

The Company defines cash and cash equivalents as highly liquid, short term investments with a maturity date of three months or less from the date of acquisition.

At times throughout the year, the Company's cash in financial institutions may exceed FDIC insurance limits. The Company has not experienced any losses in such accounts.

The balance in money market accounts, which are not FDIC insured, equaled $7,720 as of October 31, 2019.

Financial Instruments

The Company's financial instruments are cash and investments, which approximate fair value as of October 31, 2019.

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization are provided over estimated useful lives by use of the straight-line method. Maintenance and repairs are expensed as incurred; major improvements and betterments are capitalized.

Carrying Value of Long-lived Assets

The Company tests long-lived assets or asset groups for recoverability when events or changes in circumstances indicate that the carrying amount may not be recoverable. Circumstances which could trigger a review include, but are not limited to: significant decreases in the market price of the asset; significant adverse changes in the business climate or legal factors; accumulation of costs significantly in excess of the amount originally expected for the acquisition of the asset; current period cash flow or operating losses combined with a history of losses or a forecast of continuing losses associated with the use of the asset; and current expectation that the asset will more likely than not be sold or disposed of significantly before the end of the estimated useful life.

Recoverability is assessed based on the carrying amount of the asset and fair value, which is generally determined based on the sum of the undiscounted cash flows expected to result from the use and the eventual disposal of the asset, as well as specific appraisal in certain instances. An impairment loss is recognized when the carrying amount is not recoverable and exceeds fair value.

Income Taxes

The Company, a subsidiary of Apostle Holdings Corp. files consolidated income tax returns with its parent. Income taxes are provided for the tax effects of transactions reported in the Company's financial statements and consist of taxes currently due.

The tax provision differs from the expense that would result from applying Federal statutory rates to income before income taxes, if any, due to the effect of state income taxes, because certain expenses are deductible for financial reporting that are not deductible for tax purposes and due to the Company not receiving from the parent, a tax benefit for the use of net operating losses by the parent.

Since the parent company has responsibility for the payment of income taxes, amounts representing current income taxes payable are included in an inter-company account with the parent. The parent, Apostle Holdings Corp., does not credit back the Company for tax benefits received from the use of net operating losses used in the consolidated tax return.

The Company is not currently under examination by any taxing jurisdiction. In the event of any future tax assessments, the Company has elected to record the income taxes and any related interest and penalties as income tax expense on the Company's statements of operations.

Recently Issued Accounting Pronouncements for revenues and leases

The Company adopted ASU No. 2014-09, "Revenue from Contracts with Customers," for the fiscal year ended October 31, 2019. The objective of this new standard is to provide a common revenue standard for all entities that enter into contracts with customers to transfer goods or services or contracts to transfer nonfinancial assets. The adoption of this accounting standard did not have a significant effect on the Company's financial statements for the fiscal year ended October 31, 2019.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The guidance in this ASU supersedes the leasing guidance in Topic 840, Leases. Under the new guidance, lessees are required to recognize lease assets and lease liabilities on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The new standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Company is currently evaluating the impact of our pending adoption of the new standard on our financial statements.

Subsequent Events

The Company has evaluated subsequent events through December 27, 2019, the date which the statement of financial condition were available to be issued.

2. INVESTMENTS AND FAIR VALUE MEASUREMENTS

The Company purchases debt and equity securities for resale to customers and for its own account. As a securities broker/dealer, the Company measures its debt and equity security holdings at fair value with unrealized changes in fair value recognized in earnings. The fair value of these instruments is based on valuations that include inputs that can be classified within one of the three levels of hierarchy. Level 1 inputs include quoted market prices in an active market for identical assets or liabilities. Level 2 inputs are market data, other than Level 1, that are observable either directly or indirectly. Level 2 inputs include quoted market prices for similar assets or liabilities, quoted market prices in an inactive market

Notes to Statement of Financial Condition
As of October 31, 2019

and other observable information that can be corroborated by market data. Level 3 inputs are unobservable and corroborated by little or no market data.

The fair value of the equity securities is based on quoted market prices in an active market for identical assets which is a Level 1 input.

Although no ready public market for the bonds the Company owns exists, management estimates that cost approximates fair value, since the bonds are callable at any time by the issuer at par, which is Level 3 input. Gains and losses are reported in earnings. The debt securities are primarily private church bonds without a readily available market value. Interest on bonds the Company currently owns varies from 4.00% to 8.25% and maturity dates are from January 15, 2020 to July 15, 2041.

The Company does not have any quantitative inputs used for fair value measurements of the Level 3 investments. The inputs used by the Company in estimating the value of Level 3 investments include church bonds the Company is currently selling. Level 3 investments may also be adjusted to reflect illiquidity and/or non-transferability, with the amount of such discount estimated by the Company in the absence of market information. There have been no changes in the techniques and inputs used as of October 31, 2019.

While the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

The cost and estimated fair value of the Company's equity and church bond investments held for resale as of October 31, 2019 are as follows:

	Cost		Fair Value Measurement Level 1	
October 31, 2019				
Equity securities	$	1,260	$	1,332

	Cost		Fair Value Measurement Level 3	
October 31, 2019				
Church bonds	$	252,314	$	252,314

The change in level 3 assets measured at fair value on a recurring basis is summarized as follows:

Balance at beginning of the year	$	279,309
Purchases		46,425
Sales		(73,220)
Balance at end of the year	$	252,514

3. STOCKHOLDER'S EQUITY AND REDEEMABLE PREFERRED STOCK

In addition to the Class B common stock, the Company has two classes of preferred stock, Class A and Class AA. Class A stock has 500,000 shares authorized while Class AA stock has 200,000 shares authorized.

Holders of Class A stock are entitled to such dividends as may be declared by the Board of Director. Class A stock may be redeemed at the option of the Company for $1 per share. As of October 31, 2019, no Class A stock was outstanding.

Holders of Class AA stock are entitled to an 8% non-cumulative dividend at the discretion of the Board of Director. Class AA stock may be redeemed at the option of the Company for $1.20 per share. Holders of Class AA stock may exercise a "put option" for up to 2,500 shares per year at a put price of $1 per share. Ownership of Class AA stock is restricted to Company employees. Upon termination of employment, the Company must redeem their shares for $1.20 per share. As of October 31, 2019, no Class AA stock was outstanding.

4. COMMITMENTS AND CONTINGENCIES

Net Capital Rule

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum amount of net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed fifteen to one. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed ten to one. Net capital and the related net capital ratio fluctuate on a daily basis; however, as of October 31, 2019, the net capital ratio, net capital and excess net capital are as follows:

Net capital ratio		**0.087:1**
Net capital	**$**	**131,918**
Excess net capital	**$**	**31,918**

5. EMPLOYEE BENEFIT PLAN

The Company has a profit-sharing and 401(k) plan covering substantially all employees.

6. RELATED PARTY TRANSACTIONS

Apostle Holdings Corp. has entered into a new lease agreement on behalf of the Company for the next three years. Listed below are the future minimum lease payments due under the new lease agreement for the years stated. The lease expires November 30, 2020.

	Lease Payments Due
Fiscal Year 2020	53,250
Fiscal Year 2021	4,438
Total Lease Payments Due	$57,688

7. LEASE OBLIGATIONS PAYABLE

The Company entered into an equipment lease during fiscal year 2019. The leased equipment is amortized on a straight-line basis over 3 years. No accumulated amortization related to the leased equipment was realized at fiscal year ended October 31, 2019. The following schedule shows the future minimum lease payments under the lease agreement by years.

	Lease Payments Due
Fiscal Year 2020	16,828
Fiscal Year 2021	16,339
Fiscal Year 2022	16,339
Total Lease Payments Due	$49,506
(Less) amount representing interest	$ (3,418)
Present value of minimum lease payments	$46,088